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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed  pursuant to Section  16(a) of the  Securities  Exchange  Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1.   Name and Address of Reporting Person*

Jacobsen                           Raymond                  W.
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   (Last)                           (First)             (Middle)

c/0 EBI Companies
500 Park Blvd., Suite 900
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                                    (Street)

Itasca,                               IL                 60143
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   (City)                           (State)              (Zip)

Orion Capital Corporation (OC)
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2.   Issuer Name and Ticker or Trading Symbol



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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



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4.   Statement for Month/Year


December 1998
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5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [_]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)

Executive Vice President
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7. Individual or Joint/Group Filing (Check applicable line)

     [X] Form filed by one Reporting Person [_] Form filed by more than one Reporting Person
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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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

Common Stock, $1.00 par value         12/23/98       M               7236        A      $11.96   17,920         D
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Common Stock, $1.00 par value           (1)                   V      464         A        (1)    4,746          I         ESOP Trust
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Common Stock, $1.00 par value                        J(2)                                        8,000          D
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
                                                                          (Over)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).


                                                                  (Form 4-07/98)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------

Stock Option        $11.96   12/21/98 M               7236   9/9/96   9/9/02   Common    7236             3448      D
(Right to Purchase)                                                            Stock
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Phanton Stock                                                  (3)     (3)     Common                     1780(3)   D
Equivalents(3)                                                                 Stock
------------------------------------------------------------------------------------------------------------------------------------
Stock Option        $16.20                                   6/2/94   6/2/03   Common                     3126(4)   D
(Right to Buy)      (4)                                      (4)               Stock
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Stock Option        $16.375                                  9/12/95  9/12/04  Common                     16000     D
(Right to Buy)      (4)                                      (4)               Stock                      (4)
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Stock Option        $25.50                                   9/10/97  9/10/06  Common                     15436     D
(Right to Buy)      (4)                                      (4)               Stock                      (4)
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Stock Option        $43.5625                                 9/12/98  9/12/07  Common                     8032      D
(Right to Buy)      (4)                                      (4)               Stock                      (4)
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
Explanation of Responses:

(1) These shares were acquired during the fiscal year under the Orion Capital Corporation Employees' Stock Savings and Retirement Plan at prices ranging from $33.00 to $57.875 per share in transactions that were exempt from
     Section 16(a) by virtue of old Rule 16a-8(b). The information presented is as of December 31, 1998.

(2) Non-vested restricted stock held as of 12/31/97 pursuant to the Orion Capital Corporation 1982 Long-Term Performance Incentive Plan granted in transactions exempt under old Rule 16b-3.

(3) Reports previously reported grants to reporting person of phantom stock equivalents under the Orion Capital Corporation Deferred Compensation Plan in transactions exempt under old rule 16b-3 and were calculated at prices ranging from $31.50 to $46.4375 and include reinvestment of dividends. These phantom stock equivalents may be paid in shares of Orion Common Stock after date of termination. The information provided is as of 12/31/97.

(4) Reports previously reported grants to reporting person of option to buy shares of Common Stock under the Orion Capital Corporation 1982 Long-Term Performance Incentive Plan in a transaction exempt under Rule 16b-3. Each option becomes exercisable in 25% annual increments beginning on the first anniversary date of grant.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.


       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

/s/ John J. McCann                                          January 8, 1999
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date
Raymond W. Jacobsen by John J. McCann

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB Number.

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